UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Holly Energy Partners L.P.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

435763107
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)

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CUSIP No. 435763107	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SteelPath Fund Advisors, LLC 27-1346310

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [_]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,520,145
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,520,145

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,520,145
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 435763107	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SteelPath Capital Management, LLC 20-1258105

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [_]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 319,434
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 319,434

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 319,434
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%
12	TYPE OF REPORTING PERSON* IA

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CUSIP No. 435763107	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gabriel Hammond

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [_]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,839,579
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,839,579

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,839,579
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 435763107	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stuart Cartner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [_]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,839,579
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,839,579

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,839,579
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON* HC
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SCHEDULE 13G

Item 1(a) Name of Issuer.

Holly Energy Partners L.P.

Item 1(b) Address of Issuer’s Principal Executive Offices.

2828 North Harwood Street

Dallas, Texas 75201

Item 2(a) Name of Person Filing.

This Schedule 13G (the "Schedule 13G") is being filed on behalf of each of the following persons (each, a "Reporting Person"):

(i)	SteelPath Fund Advisors, LLC;
(ii)	SteelPath Capital Management, LLC;
(iii)	Gabriel Hammond; and
(iv)	Stuart Cartner

SteelPath Fund Advisors LLC is an investment advisor which has been granted investment discretion over certain portfolio investments, including the Common Stock referenced herein.

Item 2(b) Address of Principal Business Office.

The address of the principal business office of the Reporting Persons is:

2100 McKinney Ave, Suite 1401

Dallas, TX 75201

Item 2(c) Place of Organization; Citizenship.

(i)	SteelPath Fund Advisors, LLC is a Delaware limited liability company
(ii)	SteelPath Capital Management, LLC is a Delaware limited liability company
(iii)	Gabriel Hammond is a citizen of the United States of America; and
(iv)	Stuart Cartner is a citizen of the United States of America

Item 2(d) Title of Class of Securities.

Common Stock (the “Common Stock”)

Item 2(e) CUSIP Number.

435763107

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Item 3 Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X] An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f) [_] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) [_] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [_] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4 Ownership.

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of (i) SteelPath Fund Advisors, LLC, a Delaware limited liability company, (ii) SteelPath Capital Management, LLC, a Delaware limited liability company, (iii) Gabriel Hammond and (vi) Stuart Cartner (the persons above are referred to herein as the “Reporting Persons”)

Ownership as of December 31, 2011 is incorporated by reference to items (5) - (9) and (11) of each of the cover pages of the Reporting Persons.

Gabriel Hammond and Stuart Cartner are the Portfolio Managers with respect to portfolios managed by SteelPath Fund Advisors, LLC and SteelPath Capital Management, LLC and are granted investment discretion with respect to such portfolios.

Item 5 Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6 Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

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Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

The members of the group are;

(i)	SteelPath Fund Advisors, LLC;
(ii)	SteelPath Capital Management, LLC;
(iii)	Gabriel Hammond; and
(iv)	Stuart Cartner

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012

STEELPATH FUND ADVISORS, LLC

STEELPATH CAPITAL MANAGEMENT, LLC

By: /s/ Gabriel Hammond_________________

SteelPath Fund Advisors, LLC

Title: Managing Member

By: /s/ Gabriel Hammond_________________

SteelPath Capital Management, LLC

Title: Managing Member

By: /s/ Stuart Cartner

Name: Stuart Cartner

Title: Partner

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EXHIBIT 1

AGREEMENT OF JOINT FILING

SteelPath Fund Advisors, LLC, SteelPath Capital Management, LLC, Gabriel Hammond, and Stuart Cartner hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Dated: February 13, 2012

STEELPATH FUND ADVISORS, LLC

STEELPATH CAPITAL MANAGEMENT, LLC

By: /s/ Gabriel Hammond_________________

SteelPath Fund Advisors, LLC

Title: Managing Member

By: /s/ Gabriel Hammond_________________

SteelPath Capital Management, LLC

Title: Managing Member

By: /s/ Stuart Cartner

Name: Stuart Cartner

Title: Partner

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